Exhibit 12.1

CF HOLDINGS

RATIO OF EARNINGS TO FIXED CHARGES

Historical	Year ended December 31,
(Dollars in millions)	2009		2008		2007		2006		2005

Pretax earnings from continuing operations	$695.6		$1,175.4		$625.9		$81.8		$110.3
Plus:
Fixed charges	6.7		6.9		6.1		6.6		17.4
Amortization of capitalized interest	3.3		3.6		3.2		3.5		3.4

Earnings for fixed charge coverage ratio calculation	$705.6		$1,185.9		$635.2		$91.9		$131.1

Fixed charges
Interest expensed (a)	$1.5		$1.6		$1.7		$2.9		$14.0
Estimated interest in rent expense (b)	5.2		5.3		4.4		3.7		3.4
	$6.7		$6.9		$6.1		$6.6		$17.4

Ratio of earnings to fixed charges	105.3	x	171.9	x	104.1	x	13.9	x	7.5	x

(a)   Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b)   Assumes that the interest component is 14% of rent expense.